Imperial Oil Limited 237 – Fourth Avenue SW PO Box 2480, Station M Calgary, AB T2P 3M9	R.D. Gillis Assistant Controller	Tel: (403) 237-3051 Fax: (403) 237-2088

September 16, 2013

Mr. Brad Skinner

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A

Dear Mr. Skinner:

SEC Letter to Imperial Oil Limited dated September 11 – File No. 0-12014

As follow-up to your telephone call to me on September 13, 2013 and my telephone message to you on September 12, 2013 in which I requested an extension for Imperial Oil Limited to respond to the questions in your letter of September 11, I am confirming our requested submission date of no later than October 9, 2013. We will endeavor to provide a response earlier if possible.

We believe the extended time will enable Imperial to adequately prepare and review the responses to your questions with management, auditors, legal counsel, and our Board. The extension will also allow us to complete our third quarter reporting at the same time.

Thank you.

Yours truly,

/s/ Randy Gillis